EXHIBIT 5


      Valley
      Detroit Diesel
      Allison
      425 South Hacienda Boulevard, City of Industry, California 91745
      (626) 333-1243 FAX (626) 369-7096

FEDERAL EXPRESS-SATURDAY DELIVERY
---------------------------------

May 23, 2003

James W. Storey
Chair of the Special Committee of the Board of Directors
Westerbeke Corporation
Three Saddle Ridge Road
Dover, MA 02030

RE: Offer by Valley Detroit Diesel Allison to Purchase the Assets of Westerbeke Corporation

Dear Mr. Storey:

      Valley Detroit Diesel Allison ("VDDA" or "We") is presenting this offer to purchase all of the assets of Westerbeke Corporation ("WTBK"), subject to the liabilities on WBTK's balance sheet, on the terms and conditions set forth in this letter. The terms of the purchase offer set forth in this letter are conditioned upon the assets and liabilities of WTBK being substantially consistent with the assets and liabilities disclosed on WTBK's first quarter financial statement set forth in the Form 10Q dated January 25, 2003.

      1. We will pay WTBK $6,744,090 ($3.45 times the 1,954,809 shares outstanding) in cash at closing. We are confident that our offer will yield each shareholder substantially in excess of $3.00 per share, even after incidental costs of distribution of the proceeds.

      2. We will assume all the liabilities stated on WTBK's balance sheet in the approximate amount of $7.1 million (based on WTBK's first quarter 2003 Form 10Q dated January 25, 2003).

      3. We will acquire all of the assets on the WTBK balance sheet and all of WTBK's off-balance sheet assets and intangibles, including but not limited to intellectual property, service marks, trademarks, patents, copyrights, as well as any rights, claims and choses in action. The assets will be acquired free and clear of all secured and unsecured debts, mortgages, pledges, liens, charges, security interests, encumbrances and obligations of any kind or nature whatsoever. We shall obtain insurance to protect against the assertion of any undisclosed and unassumed

                              Distributor for:
                    DETROIT DIESEL CORP  DEUTZ COPORATION
ELECTRO-MOTIVE & ALLISON TRANSMISSION, DIVISIONS OF GENERAL MOTORS CORPORATION


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Valley

      Mr. James W. Storey
      May 23, 2003
      Page 2


liabilities (other than those arising out of the conduct of Mr. Westerbeke and the Board in coneection with this transaction).

      4. We would prefer to have the cooperation, advice and insights of Mr. Westerbeke available to us in the operation of WTBK's business. The failure to obtain Mr. Westerbeke's cooperation in our purchase of WTBK's assets has limited the amount we are able to offer over and above the amount offered herein. Conversly, Mr. Westerbeke's agreement to cooperate with our purchase will result in our upward revision of the cash portion of the purchase price.

     5. WTBK will agree to distribute the net proceeds of the asset sale to its shareholders. (Mr. Westerbeke would still be able to retain his ownership of the corporation, under a new name, after the public shareholders have been redeemed in full if he desires.)

      6. Our offer is conditioned on the unanimous approval of WTBK's Special Committee of the Board of Directors and the requisite percentage of WTBK's shareholders.

      7. We will compress our due diligence to conform to the deadline of June 12, 2003 imposed by the agreement between WTBK and the Westerbeke Acquisition Corporation ("WAC"). In order to properly conclude our due diligence within the compressed time frame imposed by the terms of your agreement with WAC, we must commence our due diligence no later than June 2, 2003. We will have to obtain WTBK's cooperation in our performance of
(a) interviews with key employees and management, (b) accounting diligence, and (c) customary legal and environmental review during the period of June 2, 2003 through June 6, 2003.

      8. We will enter a standard form non-disclosure agreement in form acceptable to WTBK's counsel prior to commencing our due diligence review.

      9. Given WTBK's agreement to the forgoing terms and the successful completion of our due diligence review, our offer would become firm at 3 P.M. (EDT)/12 P.M. (PDT) on June 10, 2003.

      10. We are ready to perform financially and are willing to provide you with substantiation on request.

      11. Based on the terms outlined in this letter, the parties will proceed to negotiate a mutually satisfactory asset purchase agreement (the "Definitive Agreement"). The Definitive Agreement will contain terms, conditions, representations, warranties, covenants and non-competition provisions customary and appropriate for the type of transaction contemplated.


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Valley

      Mr. James W. Storey
      May 23, 2003
      Page 3

      12. Provided that VDDA has presented transaction documents and is prepared to close the transaction on the economic terms outlined herein, if for any reason whatsoever the transaction does not close on the terms and conditions set forth herein, WTBK will pay VDDA a break-up fee of $50,000. The parties acknowledge and agree that, given VDDA's substantial investment of time and resources in due diligence, documentation, planning and related activities associated with the transaction, and the difficulty of quantifying with precision VDDA's losses if the transaction does not occur (including out-of-pocket costs, opportunity costs and other costs) this break-up fee is fair and reasonable compensation to VDDA.

      13. Between the date of this letter and the Closing Date, WTBK will have conducted its business and affairs only in the ordinary and usual course, will not have engaged in any activity or entered into any transaction outside of the ordinary and usual course of business and will not have increased the compensation of any director or officer or any other employee, contractor or other person or entity. Prior to the Closing Date, WTBK shall preserve and keep intact its business organization, to keep available to WTBK the services of its present employees and contractors, including its officers, and to preserve for VDDA the goodwill of the contractors, customers, suppliers, creditors and others having business relations with WTBK. In particular, WTBK will not transfer or sell any of its assets other than retail sales in the ordinary course of business.

      14. This letter is an expression of the current intentions of the parties only and is not legally binding upon the parties hereto. This letter does not set forth all of the matters upon which agreement must be reached in order for the proposed transaction to be consummated. Notwithstanding anything to the contrary contained in this paragraph, the provisions of paragraphs 11, 12, 13 and 14 of this letter shall be legally binding upon and enforceable against each of the parties hereto.

      Our terms, as set forth above, offer several collateral benefits for the WTBK shareholders, including (a) higher net proceeds to the WTBK shareholders, (b) the lowering of costs associated with the acquisition,
(c) the elimination of potential liabilities and (d) improvement of (rather than harming) the defendant's position in the lawsuit arising from the terms of WAC's offer to acquire the shares of WTBK. We believe our offer will result in a substantially greater economic benefit to all of the shareholders of WTBK without exposing then to any higher risk or detriment. In addition we strongly believe that VDDA brings significant resources and collateral benefits to the operations of WTBK including its employees. It is not VDDA's intention to sell the properties or to close the plant.

      We would prefer to proceed with your cooperation, approval and recommendation, but we are prepared to proceed in any event. We feel that a non-adversarial approach would maximize the likelihood of an increased benefit to all of WTBK's shareholders and employees.


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Valley

      Mr. James W. Storey
      May 23, 2003
      Page 4

      We would like to afford you a reasonable opportunity to consider our proposal, consistent with the limited time available for us to conclude our due diligence within the time available. We respectfully request that you respond by 3 P.M. (EDT)/12 P.M. (PDT) on Wednesday May 28, 2003 to let us know your response to our offer to acquire the assets of WTBK.

                                          Very truly yours,

                                          VALLEY DETROIT DIESEL ALLISON

                                          By: /s/ Michael P. Barnett
                                          -----------------------------
                                          Michael P. Barnett, President

Accepted and Agreed to:

WESTERBEKE CORPORATION

By:
----------------------

Date:
----------------------


cc:   H. Clark Lee, Chairman of the Board
      Peter B. Hill, Jr., Vice President
      Robert K. Humphryes, CFO
      Michael E. Shaff, Falk, Shaff & Ziebell, LLP


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